FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 000-30076

                              Forbes Medi-Tech Inc.
                 (Translation of registrant's name into English)

        Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FORBES MEDI-TECH INC.



                                            /s/ "Charles A. Butt"
                                            ------------------------------------
Date: May 1, 2003                           Charles A. Butt
                                            President & CEO




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Forbes Medi-Tech Inc.
"Developing Nutraceuticals & Pharmaceuticals from Nature"
For Immediate Release


Forbes Medi-Tech Announces Timing of Year End, First Quarter Financial Results and AGM


Vancouver, British Columbia - May 1, 2003. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it would release its financial results for both the year ended December 31, 2002 and for the first quarter ended March 31, 2003 after market on Monday, May 5, 2003. A conference call and webcast to discuss these financial results will be held on Tuesday, May 6, 2003 at 1:30 p.m. PST. (4:30 p.m. EST).

Additionally,  Forbes will hold its 2003 Annual General  Meeting of Shareholders
(AGM) at Vancouver's Four Seasons Hotel, 791 West Georgia Street, on Thursday, May 29, 2003 at 2:00pm PST.

About the Conference Call and Webcast

To participate in the conference call, please dial 1-416-695-9757 or 1-877-667-7774. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until May 26, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will be archived on the Forbes website afterwards.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

                                      # # #

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward-looking terminology, such as, "will", "to", "would" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the fact that the financial results may not be released as scheduled







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


and the date and time for the upcoming AGM may change. See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to the Company's forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.















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